Filed Pursuant to Rule 433

Registration No. 333-194146

February 25, 2016

PRICING TERM SHEET

3.550% Notes due 2036
Issuer:	Johnson & Johnson
Security:	3.550% Senior Unsecured Notes due 2036
Size:	$1,000,000,000
Maturity Date:	March 1, 2036
Coupon:	3.550%
Interest Payment Dates:	Paid semi-annually on March 1 and September 1, commencing September 1, 2016
Price to Public:	99.475%
Underwriting Discount:	0.875%
Benchmark Treasury:	UST 3.000% due November 15, 2045
Benchmark Treasury Price and Yield:	108-17, 2.587%
Spread to Benchmark Treasury:	100 bps
Yield:	3.587%
Optional Redemption:	Prior to September 1, 2035, make-whole call at Treasury +15 bps On or after September 1, 2035, at 100%
Trade Date:	February 25, 2016
Expected Settlement Date:	March 1, 2016 (T+3)
CUSIP / ISIN:	478160BU7 / US478160BU72
Expected Ratings:*	Aaa (stable) (Moody’s) AAA (stable) (S&P)
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc.
Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. RBS Securities Inc. The Williams Capital Group, L.P.
Co-Managers:	ING Financial Markets LLC Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC Santander Investment Securities Inc. UBS Securities LLC UniCredit Capital Markets LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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